[Dorsey & Whitney LLP Letterhead]
ROBERT A. KUHNS
(612) 340-2946
FAX (612) 340-8738
kuhns.robert@dorsey.com
March 10, 2006
Securities and Exchange Commission
100 F. Street, N.E., Room 1580
Washington D.C. 20549
     Re:     Restore Medical, Inc./Registration Statement on Form S-1
Gentlemen:
     On behalf of Restore Medical, Inc. (the “Company”), we transmit herewith for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1, including exhibits (the “Registration Statement”), relating to an offering of common stock by the Company for aggregate proceeds of up to $50 million.
     The filing has been effected via EDGAR under the Company’s CIK No. 1350620. The registration filing fee in the amount of $5,350 has been transmitted to the Securities and Exchange Commission’s account at Mellon Bank.
     If any questions should arise in connection with this submission, please call me at (612) 340-2946 or Kenneth L. Cutler at (612) 340-2740, or fax either of us at (612) 340-2868.

Very truly yours,
/s/ Robert A. Kuhns

RAK/nc
Enclosures

cc:	Kenneth L. Cutler Mark C. Smith